Filed by Aja HoldCo, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Form S-4 File No. (333-278811)
Subject Company: ARYA Sciences Acquisition Corp IV
(Commission File No. 001-40122)
Date: May 16, 2024

Adagio Medical Announces First European Commercial Procedures and
Commencement of U.S. FDA Pivotal IDE for Ventricular Tachycardia
Cryoablation System

LAGUNA HILLS, Calif., May 16, 2024 /PRNewswire/ -- Adagio Medical, Inc. (“Adagio Medical”, “Adagio” or the “Company”), a leading innovator in catheter ablation technologies for ventricular tachycardia (“VT”) and atrial fibrillation (“AF”), today announced the completion of the first commercial procedures using its recently CE-Marked VT Cryoablation System and the U.S. Food and Drug Administration (“FDA”) approval of the FULCRUM-VT Pivotal IDE study of the VT Cryoablation System.

VT procedures remain highly technical and time consuming, with a non-trivial rate of serious complications, and are predominantly performed in high-volume academic centers. The Adagio Medical VT Cryoablation System with the vCLAS™ cryoablation1 catheter is based on the Company’s proprietary ultra-low cryoablation technology (“ULTC”) and was designed specifically to address the challenges of VT ablations, with features and performance making it time- and effort-efficient across the range of purely endocardial ablation strategies in patients with multiple VT etiologies.

“Since the recent CE Mark approval, we have done a number of Adagio’s ablation procedures on patients with different types of VT and challenging PVCs and our initial experience is very convincing,” said Professor Dr. Roland Tilz, Director of the Department of Rhythmology at the University Clinic Schleswig-Holstein, who performed the first commercial cases. “The size and depth of the lesions achievable using ULTC technology and catheter design makes it a game changer in time consuming large area ablations. It is also a very promising approach for targeting deep mid-myocardial circuits which represent a major challenge for the conventional radiofrequency (“RF”) ablations. If safety and effectiveness of the technology demonstrated in recently published Cryocure-VT study2 is confirmed in the post-market setting, that will change the risk-benefit calculation when selecting candidates for the ablation and allow us to treat more patients, earlier in their disease process.3,4 And, in our case, to cut the wait time for patients already suffering from debilitating symptoms associated with drug-refractory ventricular tachycardias.”

In the U.S., the vCLAS technology is being evaluated in the FULCRUM-VT Early Feasibility (EFS IDE) study, which has completed enrollment, with initial data expected to be presented at the Heart Rhythm Society Meeting in Boston on May 19, 2024. That data, in combination with the Cryocure-VT dataset support FDA approval for the conversion of the FULCRUM-VT study to pivotal phase. The expanded, single-arm study will enroll 206 patients with monomorphic VT due to structural heart disease of both ischemic and non-ischemic origin at twenty U.S. and Canadian centers, with Dr. Roderick Tung, Chief, Division of Cardiology at Banner University Medical Center Phoenix and Dr. Atul Verma, Director, Division of Cardiology at McGill University Health Centre serving as study Co-Principal Investigators. “Both of us have extensive experience performing VT ablations using ULTC technology in the earlier studies,” said Dr. Verma, “and recognize the value it brings to the procedure. There is a pent-up demand for innovation in the VT ablation space, so we expect a lot of interest in study participation from the top academic electrophysiology programs in the U.S.”

“We greatly appreciate the partnership from the electrophysiology community in the U.S. and EU as we expand our proprietary ULTC platform to the benefit of the sizeable, yet underserved population of patients with drug-refractory VTs,” said Olav Bergheim, President and CEO of Adagio. “We believe we have a strong momentum in both commercial launch and clinical trials program, and look forward to sharing our progress on both fronts.”

1The Adagio Medical, Inc. VT Cryoablation System (Catheter and Console) is indicated for the treatment of monomorphic ventricular tachycardia by ablation of arrhythmogenic tissues that drive and maintain these arrhythmias. The vCLAS™ Cryoablation Catheter, a component of the Adagio Medical, Inc. VT Cryoablation System is intended to create transmural linear and focal lesions to cardiac structures within the endocardium of the ventricles with cryoablation. Adagio Medical, Inc. PM-006 Rev. E

2Verma A, Essebag V, Neuzil P, Dyrda K, et al. Cryocure-VT: the safety and effectiveness of ultra-low-temperature cryoablation of monomorphic ventricular tachycardia in patients with ischaemic and non-ischaemic cardiomyopathies. Europace (2024) 26, euae076.
https://doi.org/10.1093/europace/euae076

3 Sultan A, Futyma P, Metzner A, Anic A, et al. Management of ventricular tachycardias: insights on centre settings, procedural workflow, endpoints, and implementation of guidelines—results from an EHRA survey. Europace (2024) 26, 1–10.
https://doi.org/10.1093/europace/euae030

4Giandalini G, Liang JJ, Marchlinski FE, et al. Ventricular Tachycardia Ablation: Past, Present, and Future Perspectives. J Am Coll Cardiol EP 2019;5:1363–83.
https://doi.org/10.1016/j.jacep.2019.09.015

About Adagio Medical, Inc.

Adagio Medical, Inc. is a privately held company located in Laguna Hills, California developing innovative cryoablation technologies that create contiguous, transmural lesions to treat cardiac arrhythmias, including paroxysmal and persistent atrial fibrillation, atrial flutter, and ventricular tachycardia.

Forward-Looking Statements

Certain statements in this press release (this “Press Release”) may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or future financial or operating performance of ARYA Sciences Acquisition Corp IV (“ARYA”), Adagio or Aja HoldCo, Inc. (“New Adagio”). For example, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the commercialization of new products, the timing and scope thereof, the  fully diluted equity value following the proposed business combination (the “transaction”), the anticipated enterprise value of New Adagio, expected ownership in New Adagio, projections of market opportunity and market share, the capability of Adagio Medical’s or New Adagio’s business plans including its plans to expand, the sources and uses of cash from the proposed transaction, any benefits of Adagio Medical’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction, Adagio Medical’s expected pro forma cash, Adagio Medical’s or the New Adagio’s expected cash runway through 2025 or statements related to Adagio Medical’s or New Adagio’s funding gap, funded business plan or use of proceeds, or other metrics or statements derived therefrom, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “propose,” “seek,” “should,” “strive,” “will,” or “would” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which may be beyond the control of ARYA, Adagio Medical or New Adagio and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ARYA and its management, Adagio Medical and its management and New Adagio and its management, as the case may be, are inherently uncertain. Each of ARYA, Adagio Medical and New Adagio caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. There will be risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement on Form S-4 relating to the proposed transaction, which has been filed publicly by New Adagio with the U.S. Securities and Exchange Commission (the “SEC”), and described in other documents filed or to be filed by ARYA or New Adagio from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither ARYA nor Adagio Medical can assure you that the forward-looking statements in this Press Release will prove to be accurate. There may be additional risks that ARYA, Adagio Medical or New Adagio do not presently know, do not control or that ARYA, Adagio Medical or New Adagio currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Press Release should be regarded as a representation or warranty by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved, in any specified time frame, or at all. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made in this Press Release. Subsequent events and developments may cause those views to change. Neither ARYA, Adagio Medical nor New Adagio undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities of ARYA, Adagio Medical or New Adagio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, New Adagio has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) containing a preliminary proxy statement of ARYA and a preliminary prospectus of the New Adagio, and after the Registration Statement is declared effective, ARYA expects to mail a definitive proxy statement/prospectus related to the proposed transaction to its shareholders. The proxy statement/prospectus contains important information about the proposed transaction and the other matters to be voted upon at ARYA’s shareholder meeting to be held to approve the proposed transaction. ARYA and New Adagio may also file other documents with the SEC regarding the proposed transaction. This Press Release does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or other investment decisions, shareholders of ARYA and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto, the definitive proxy statement/prospectus and other documents filed in connection with the proposed transaction, as these materials contain important information about ARYA, Adagio Medical and the proposed transaction. After the Registration Statement becomes effective, the definitive proxy statement/prospectus and other relevant materials for the proposed transaction will be mailed to shareholders of ARYA as of a record date to be established for voting on the proposed transaction. Shareholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York 10003, Attention: Secretary.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

ARYA and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ARYA’s shareholders with respect to the proposed transaction. A list of the names of ARYA’s directors and executive officers and a description of their interests in ARYA is contained in ARYA’s Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York 10003, Attention: Secretary. Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the proposed transaction. Investors, security holders and other interested persons of ARYA, Adagio Medical and New Adagio are urged to carefully read in their entirety the proxy statement/prospectus and other relevant documents that have been or will be filed with the SEC because they contain important information about the proposed transaction. Also see above under the heading “Important Additional Information Regarding the Transaction Will Be Filed With the SEC.”

Adagio Medical and New Adagio, and their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of ARYA in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction are included in the proxy statement/prospectus for the proposed transaction filed with the SEC.

Please note that Adagio Medical’s website and social media accounts, including but not limited to X (formerly known as Twitter) or LinkedIn, as well as any other information contained on, or that can be accessed through, its website or social media channels described below, are not deemed to be incorporated by reference in, and are not considered part of, this Press Release.

Follow Adagio Medical, Inc. on:

•	X: @AdagioMedical
•	LinkedIn: www.linkedin.com/company/adagio-medical-inc-/

SOURCE: Adagio Medical, Inc.

Related Links

https://adagiomedical.com